Exhibit 99.1

Press Release

CADELER A/S: Notice of upcoming 2023 Annual Report on 26 March 2024 – LIVE from Copenhagen, Denmark

Notice of upcoming 2023 Annual Report on 26 March 2024 – LIVE from Copenhagen, Denmark.

In conjunction with the scheduled release of the 2023 Annual Report on 26 March 2024, a presentation for the investment community will be held on the day at 9:00 CET time.

Webcast will be streamed LIVE from Kalvebod Brygge in Copenhagen on Tuesday 26 March from 09.00 - 10.00 where live participation will also be possible.

If you wish to attend live at Kalvebod Brygge 43, please confirm your participation to investorrelations@cadeler.com no later than 22 March 2024.

Please find the link for the webcast here.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Karen Roiy

Vice President - Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com